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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*






                             SUPERIOR SERVICES INC.
                                (Name of Issuer)




                          Common Stock, $0.01 par value
                         (Title of Class of Securities)






                                    868316100
                                 (CUSIP Number)







         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










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CUSIP No. 868316100



1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Paul M. Burke

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                          (a)  [ ]
                                                                     (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA


   NUMBER OF        5   SOLE VOTING POWER
    SHARES              1,954,658
 BENEFICIALLY
   OWNED BY         6   SHARED VOTING POWER
     EACH               0
   REPORTING
    PERSON          7   SOLE DISPOSITIVE POWER
     WITH               1,954,658

                    8   SHARED DISPOSITIVE POWER
                        0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,954,658

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)                                            [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.0%

12       TYPE OF REPORTING PERSON (See Instructions)

                  IN





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ITEM 1.

(a)      Name of issuer:  Superior Services Inc.

(b)      Address of issuer's principal executive offices:

                                125 South 84th Street
                                Suite 200
                                Milwaukee, WI 53214

ITEM 2.

(a)      Name of persons filing:  Paul M. Burke

(b)      Address of principal business office:

                                2806 Juniper Hill Ct.
                                Louisville, KY 40206

(c)      Citizenship

                  Mr. Burke is a citizen of the United States of America.

(d)      Title of class of Securities:  Common Stock, par value $0.01

(e)      CUSIP Number:  868316100

ITEM 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X]



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ITEM 4.           OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  1,954,658

         (b)      Percent of class:  6.0%

         (c)      Number of shares as to which each person has:

                  (i)   Sole power to vote or to direct the vote:  1,954,658
                  (ii)  Shared power to vote or to direct the vote:  0
                  (iii) Sole power to dispose or to direct the disposition of:
                                 1,954,658
                  (iv)  Shared power to dispose or to direct the disposition of:
                                 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1999



                                             /s/ Paul M. Burke
                                             ------------------------------
                                             Paul M. Burke

























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